OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

RECEIVED
2006 DEC -7 P 2:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 01, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

SUPPL

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, material fact notice «Information on the issuer's record dates». The attached documents are supplied pursuant to Rule 12g3-2(b).

06019033

Yours faithfully

Yury Rovensky
General Director

«РБК Информационные Системы» МОСКВА

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

dw 12/7

Material Fact Notice
"Information on the issuer's record dates"

1. General Information	
1.1. . Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	***Supplement to the Bulletin of the Federal Financial Markets Service***
1.9. Code(s) of material fact notice(s)	***0805214A03112006***

2. Contents of the Notice

2.1. Type, category, series and other identification characteristics of the securities: ***common registered shares of OAO RBC Information Systems (state registration No. 1-03-05214-A).***

2.2. The purpose of making a list of holders of registered securities: ***participation in an extraordinary general shareholders' meeting.***

2.3. The date of making the list of holders of registered securities: ***November 2, 2006.***

2.4. The date of the minutes of the meeting (session) of the issuer's authorized body where the decision on the date of making the list of holders of the issuer's registered securities, or another decision to be held as the basis for determining the date of making such a list, was made: ***minutes of the meeting of the Board of Directors of RBC Information Systems No. 55 dated November 3, 2006.***

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: November 3, 2006	Seal	

«РБК Информационные Системы» МОСКВА

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	***Supplement to the Bulletin of the Federal Financial Markets Service***

2. Contents of the Notice

Information about the acquisition of a share in the authorized (share) capital (share fund) of another commercial organization of 5% or more, or of a percentage of common shares of 5% or more in another joint-stock company.
Full corporate name and address of the commercial organization, in the authorized (share) capital (share fund) of which the joint-stock company has acquired a share (percentage of common shares):
Open Joint-Stock Company ARMADA
Building 1, 22 Pechatnikov Pereulok, Moscow 107045
The joint-stock company's share in the authorized (share) capital (share fund) of the above organization prior to the change, or, in cases where the organization is a joint-stock company, the percentage of common shares held in that organization prior to the change: ***0%***
The joint-stock company's share in the authorized (share) capital (share fund) of the above organization following the change, or, in cases where the organization is a joint-stock company, the percentage of common shares held in that organization following the change: ***100%***
The date on which the change in the joint-stock company's share in the authorized (share) capital (share fund) of the above organization occurred: ***November 1, 2006***

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date: November 2, 2006	Seal	

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	***Supplement to the Bulletin of the Federal Financial Markets Service***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:**
Dmitry Belik, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 12.22%;
This person's percentage of the issuer's common shares prior to the change: 12.22%
4. **The size of this person's share in the issuer's authorized capital after the change:** 10.88%;
This person's percentage of the issuer's common shares after the change: 10.88%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** November 2, 2006.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: November 3, 2006	Seal	

РБК Информационные Системы

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	***Supplement to the Bulletin of the Federal Financial Markets Service***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as of a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:**
German Kaplun, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 12.91%;
This person's percentage of the issuer's common shares prior to the change: 12.91%
4. **The size of this person's share in the issuer's authorized capital after the change:** 11.5%;
This person's percentage of the issuer's common shares after the change: 11.5%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** November 2, 2006.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: November 3, 20 06	Seal	

«РБК Информационные Системы» МОСКВА

Notice of information that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	***Supplement to the Bulletin of the Federal Financial Markets Service***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as of a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** Alexander Morgulchik, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 13.12%;
This person's percentage of the issuer's common shares prior to the change: 13.12%
4. **The size of this person's share in the issuer's authorized capital after the change :** 11.68%;
This person's percentage of the issuer's common shares after the change: 11.68%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** November 2, 2006.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: November 3 2006	Seal	

«РБК Информационные Системы» МОСКВА